Filed Pursuant To Rule 433
Registration No. 333-167132
June 7, 2011

An Introduction to SPDR® Gold Shares

SPDR® GLD
GOLD SHARES

Precise in a world that isn't.®

WORLD
GOLD
COUNCIL

A Precise Way to Invest in Gold
SPDR® Gold Shares (“Gold Shares”) offer investors an innovative, relatively cost-efficient and secure way to access the gold market. Gold Shares are intended to offer investors a means of participating in the gold bullion market without the necessity of taking physical delivery of gold, and to buy and sell that participation through the trading of a security on a regulated stock exchange. Gold Shares are intended to lower many of the barriers, such as access, custody and transaction costs, that have prevented some investors from investing in gold.
WHAT ARE SPDR GOLD SHARES?
SPDR Gold Shares represent a fractional, undivided beneficial ownership interest in the SPDR Gold Trust (the “Trust”), an investment trust. The trust is sponsored by World Gold Trust Services, LLC, a wholly-owned subsidiary of the World Gold Council and Gold Shares are marketed by State Street Global Markets, LLC, an affiliate of State Street Global Advisors.
The World Gold Council is the market development organization for the gold industry. Working within the investment, jewellery and technology sectors, as well as engaging in government affairs, its purpose is to provide industry leadership, whilst stimulating and sustaining demand for gold. State Street Global Advisors is one of the largest institutional investment managers in the world.1
Gold Shares are intended to lower a large number of the barriers preventing investors from using gold as an asset allocation and trading tool. These barriers have included the logistics of buying, storing and insuring gold. In addition, certain pension funds and mutual funds do not or cannot hold physical commodities, such as gold, or their derivatives.
HOW DO THEY WORK?
Gold Shares are exchange traded securities (NYSE Ticker: GLD) that give the holder an undivided beneficial ownership interest in a trust, the primary asset of which is allocated gold. Shares are designed to track the price of gold (net of Trust expenses) and trade like a continuously offered security, allowing authorized participants such as broker-dealers, banks and other financial institutions to create and redeem shares (in baskets of 100,000 shares) according to market demand.
Shares cannot be created without the appropriate amount of gold first being delivered to the trustee to effect the “creation.” The initial amount of gold required by the Trust to create a basket of 100,000 shares is 10,000 ounces (1/10 of an ounce of gold per Gold Share). The gold that underlies Gold Shares is held in the form of allocated 400 oz. London Good Delivery bars in the London vault of HSBC Bank USA, or in the vaults of sub-custodians. HSBC Holdings plc, the global parent of HSBC Bank USA, is one of the largest banking and financial service organizations in the world.
The standards required for gold bars are set out in “The Good Delivery Rules for Gold and Silver Bars” published by the LBMA and available at www.lbma.org.uk.
Gold Shares provide investors with a simple, secure and relatively cost-efficient means of participating in the gold bullion market. Please see Important Risk Disclosure regarding the risk of investing in Gold Shares.

[1]	Pensions & Investments, 5/31/2010.

CHARACTERISTICS OF SPDR GOLD SHARES
•	Easily Accessible

•	Secure

•	Cost-Effective

•	Liquid

•	Transparent

•	Flexible
EASILY ACCESSIBLE
Gold Shares are listed on the new NYSE Arca (NYSE Ticker: GLD). Investors can buy, sell and hold Gold Shares through standard brokerage accounts.
SECURE
Gold deposited with the Trust is held in an allocated account. An allocated account is an account with a bullion dealer, which may also be a bank, to which individually identified gold bars owned by the account holder are credited.2 The account holder has full ownership of the gold bars and, except as instructed by the account holder, the bullion dealer may not trade, lease or lend the bars. Key distinctions are as follows:

	ALLOCATED	UNALLOCATED
ATTRIBUTE	GOLD	GOLD

GOLD ASSET CAN BE LEASED TO THIRD PARTY WITHOUT CONSENT	NO	YES
PART OF BANKRUPTCY ESTATE IN EVENT OF A BANKRUPTCY OF THE CUSTODIAN BANK	NO	YES
INDIVIDUALLY IDENTIFIED BARS	YES	NO
TRUST HAS RIGHT AND TITLE TO THE GOLD ASSETS	YES	NO
SEGREGATED FROM OTHER GOLD	YES	NO
COST-EFFECTIVE
For many investors, the transaction costs related to the Gold Shares are lower than the costs associated with the purchase, storage and insurance of physical gold. Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs.
LIQUID
The liquidity of Gold Shares comes not only from the secondary trading on the NYSE, but also from the creation and redemption feature. Gold Shares can be created and redeemed by authorized participants in baskets of 100,000 Gold Shares according to market demand, creating liquidity.3
TRANSPARENT
There exists a 24-hour global over-the-counter market for gold bullion, which provides readily available market data, however gold only trades during market hours. The price, holdings and net asset value of Gold Shares, as well as market data for the overall gold bullion market, can be tracked daily at: www.spdrgoldshares.com.
FLEXIBLE
•	Gold Shares (NYSE Ticker: GLD) are listed on the NYSE Arca and trade the same way ordinary stocks do.

•	It is possible to buy or sell Gold Shares continuously throughout the trading day on the NYSE at prices established by the market.

•	Additionally, it is possible to place market, limit and stop-loss orders for Gold Shares.
HOW TO BUY SPDR GOLD SHARES
Gold Shares are listed on the NYSE Arca (NYSE Ticker: GLD). Typically, investors will be able to buy and sell Gold Shares through a standard brokerage account.
Visit www.spdrgoldshares.com or call us at 866.320.4053 for further information.

[2]	The gold bars in an allocated gold account are specific to that account and are identified by a list which shows, for each gold bar, the refiner, assay or fineness, serial number and gross and fine weight.

[3]	Although shares of GLD have historically been readily tradable on securities exchanges, there can be no assurance that an active trading market will be maintained.

STATE STREET GLOBAL MARKETS, LLC
State Street Financial Center
One Lincoln Street
Boston, MA 02111
866.320.4053
spdrgoldshares.com
FOR PUBLIC USE.
IMPORTANT RISK INFORMATION
ETFs trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions on the purchase and sale of shares and ETF expenses will reduce returns.
Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs.
There can be no assurance that the active trading market for GLD shares will be maintained.
GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares.
The SPDR Gold Shares Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053.
“SPDR” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations that could affect investors’ rights may be found in GLD’s prospectus.
The Trust is sponsored by World Gold Trust Services, LLC (the “Sponsor”), a wholly-owned subsidiary of the World Gold Council. State Street Global Markets, LLC (the “Marketing Agent”) is the marketing agent of the Trust and an affiliate of State Street Global Advisors.
For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 • 866.320.4053 • www.spdrgoldshares.com.
Not FDIC Insured — No Bank Guarantee — May Lose Value
© 2011 State Street Corporation. All Rights Reserved.       IBG-3935      Exp. Date: 05/31/2012      IBG.GLD.BRO.0611

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.